[Letterhead of McGuireWoods LLP]

VIA EDGAR AND HAND DELIVERY

February 12, 2018

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Mark Brunhofer

Ms. Lisa Vanjoske

Ms. Christine Westbrook

Ms. Suzanne Hayes

Re:	Biofrontera AG
Amendment No. 3 to Registration Statement on Form F-1
Filed February 6, 2018
File No. 333-222546

Ladies and Gentlemen:

We are submitting this letter on behalf of Biofrontera AG (the “Company” or “Biofrontera”) in response to the comment letter, dated February 9, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. This letter and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement (the “Registration Statement”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 4 marked to indicate changes from Amendment No. 3 to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the pages in the marked version of Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-1

Capitalization, page 59

1. Please tell us how your pro forma as adjusted columns reasonably reflect your disclosed pro forma transactions or revise your presentation accordingly. In this regard, we note the following:

• Your cash and cash equivalents on the balance sheet at June 30, 2017 of €11.5 million plus net proceeds from this offering of about €24.9 million (for the US offering and the German preemptive offering combined) plus €10.5 million in debt borrowings less €5.5 million in debt repayments equates to about €41.4 million; an amount materially different from your disclosed pro forma cash and cash equivalents of €46.3 million.

Securities and Exchange Commission

Division of Corporation Finance

February 12, 2018

• Your total debt on the historical balance sheet of €9.0 million plus debt issuance of €10.0 million less repayments of €5.5 million equates to about €13.5 million: an amount significantly different from your disclosed pro forma debt of €15.3 million.

• Your equity on the historical balance sheet of €10.4 million plus net proceeds from the combined offering of about €24.9 million equates to projected equity of €35.3 million; an amount materially different from your disclosed pro forma equity of €15.9 million. In this regard, it is unclear why additional paid-in capital at €101.1 million is not impacted by your offering.

Response:

The Company has revised its disclosure on page 54 of Amendment No. 4 to correct the as adjusted capitalization table, including the figures for cash and cash equivalents, total debt, additional paid-in capital and total equity. As disclosed in the updated language in the second bullet point on page 54, the adjustment for the August 2017 bond repayment takes into consideration a total cash payment of €3.7 million (principal of €5.2 million net of holdings of the Company’s own bonds with a nominal value of €1.5 million).

If you have any questions regarding this letter or Amendment No. 4, please contact me by telephone at +1 212 548 2122 or via e-mail at solder@mcguirewoods.com. Questions pertaining to accounting may also be directed to Dr. Thomas Senger by telephone at +49 211 9524 8531 or via e-mail at thomas.senger@wkgt.com, the independent registered public accounting firm of the Company.

Very truly yours,

MCGUIREWOODS LLP

/s/ Stephen Older

Stephen Older

cc:	Hermann Lübbert, Chief Executive Officer

Thomas Schaffer, Chief Financial Officer

Biofrontera AG

Ralph De Martino

Alec Orudjev

Schiff Hardin LLP